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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SOMERA COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
834458101
(CUSIP Number)
Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017
(212) 878-0600
With a copy to:
Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	834458101	Page	2	of	18

1	NAMES OF REPORTING PERSONS: Warburg Pincus Private Equity IX, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	834458101	Page	3	of	18

1	NAMES OF REPORTING PERSONS: Warburg Pincus IX, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	834458101	Page	4	of	18

1	NAMES OF REPORTING PERSONS: Warburg Pincus Partners LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	834458101	Page	5	of	18

1	NAMES OF REPORTING PERSONS: Warburg Pincus LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	834458101	Page	6	of	18

1	NAMES OF REPORTING PERSONS: Warburg Pincus & Co.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		-5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	834458101	Page	7	of	18

1	NAMES OF REPORTING PERSONS: Charles R. Kaye

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	834458101	Page	8	of	18

1	NAMES OF REPORTING PERSONS: Joseph P. Landy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	834458101	Page	9	of	18

1	NAMES OF REPORTING PERSONS: THC Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	834458101	Page	10	of	18

1	NAMES OF REPORTING PERSONS: Telmar Holdings I, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	834458101	Page	11	of	18

1	NAMES OF REPORTING PERSONS: Telmar Holding Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	834458101	Page	12	of	18

1	NAMES OF REPORTING PERSONS: Telmar Network Technology, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,070,595

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,070,595

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,070,595

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Warburg Pincus Reporting Persons”), THC Holdings, Inc., a Delaware corporation 97.73% owned by WP IX (“THCH”), Telmar Holdings I, Inc., a Delaware corporation wholly owned by THCH (“THI”), Telmar Holding Corp., a Delaware corporation wholly owned by THI (“THC”) and Telmar Network Technology Inc., a Delaware corporation wholly owned by THC (“TNT”, and, collectively with THCH, THI and THC, the “Telmar Reporting Persons” and the Telmar Reporting Persons together with the Warburg Pincus Reporting Persons collectively being referred as the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) was attached as Exhibit 1 to Schedule 13D as filed with the Commission on July 5, 2006. This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”) of Somera Communications, Inc., a Delaware corporation (the “Issuer”).
     Capitalized terms used in this Amendment No. 1 to Schedule 13D but not otherwise defined have the meanings ascribed to them in Schedule 13D filed on July 5, 2006.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended in its entirety as follows:
     The total amount of funds required to purchase the Shares was approximately $23.3 million. Approximately $10 million of the purchase price was paid using cash existing on the balance sheet of Issuer immediately prior to the effective time of the Merger. TNT financed the balance of the purchase price, approximately $13.3 million, through borrowings under its amended credit facility. In connection with the purchase of the Shares, TNT’s credit facility was amended (as amended, the “Amended Credit Agreement”) to increase the amount available to be borrowed, and Ableco Finance LLC (“Ableco”) and certain of its affiliates acquired all the existing loans under the facility and Abelco replaced CIT Lending Services as agent.
Item 4. Purpose of Transaction
     Item 4 is hereby amended in its entirety as follows:
     On August 31, 2006, the Issuer held a special meeting of its shareholders for the purpose of voting upon the Merger Agreement. At the special meeting,

approximately 69.5% of the issued and outstanding Shares that were entitled to vote at the special meeting approved the Merger Agreement. Following the meeting, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, at which time TAC was merged with and into the Issuer, with the Issuer as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of TAC ceased.
     As a result of the Merger, the Shares ceased to trade on the Nasdaq National Market System and became eligible for delisting from the Nasdaq National Market and termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Accordingly, on September 5, 2006, the Issuer filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission and notified the Nasdaq National Market of its delisting.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended in its entirety as follows:
     (a) As a result of the Merger, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 5,070,595 Shares, representing, for the purposes of Rule 13d-3, 100.0% of the outstanding shares of voting stock of the Issuer. WP IX, WP IX LLC, WPP LLC, WP LLC, WP, THCH, THI, THC, Mr, Kaye and Mr. Landy, however, hereby disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that the such persons are, for any or all purposes, the beneficial owners of the securities covered by this statement.
     Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto beneficially own any Shares.
     (b) The Reporting Persons may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 5,070,595 Shares. WP IX LLC, WPP LLC, WP LLC, WP, THCH, THI, THC, Mr. Kaye and Mr. Landy, however, disclaim any beneficial ownership of the Shares.
     (c) Except for the execution and delivery of the Voting Agreements as set forth on Schedule 13D filed with the Commission on July 5, 2006 and the execution and delivery Merger Agreement as set forth herein, neither the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A to Schedule 13D filed with the Commission on July 5, 2006 has effected any transaction in the Shares during the past 60 days.
     (d) Except for the Reporting Persons, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.
     (e) Not applicable.

Item 6. Interest in Securities of the Issuer
     Item 5 is hereby amended in its entirety as follows:
     Effective as of the effective time of the Merger, the Shares of the Issuer will be pledged as collateral pursuant to the pursuant to the Security Agreement (as defined in the Amended Credit Agreement) with Ableco, as described in Item 3. The Amended Credit Agreement contains standard default and other provisions as are customary in such loan agreements.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2006

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX, LLC, its General Partner,
	By:		Warburg Pincus Partners, LLC, its Sole Member,
		By:	Warburg Pincus &Co., its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS IX, LLC

By:	Warburg Pincus Partners, LLC, its Sole Member,
	By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PARTNERS, LLC By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

THC HOLDINGS, INC.
By:	/s/ John Kidwell
	Name:	John Kidwell
	Title:	President

TELMAR HOLDINGS I, INC.
By:	/s/ John Kidwell
	Name:	John Kidwell
	Title:	President

TELMAR HOLDING CORP.
By:	/s/ John Kidwell
	Name:	John Kidwell
	Title:	President

TELMAR NETWORK TECHNOLOGY, INC.
By:	/s/ John Kidwell
	Name:	John Kidwell
	Title:	President

By:	/s/ Scott A. Arenare
	Name:	Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
	Name:	Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.